METALLA ANNOUNCES RECORD QUARTERLY PRODUCTION, MONTHLY
DIVIDEND, AND RAISED GUIDANCE

FOR IMMEDIATE RELEASE	CSE: MTA
OTCQX: MTAFF
December 12, 2017	Frankfurt: X9CP

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. (“Metalla” or the “ Company”) (CSE: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) announces preliminary production results for the three months ended November 30, 2017 (“Q2”) of 158,865 ounces (“oz.”) of silver (“Ag”) shipped and provisionally invoiced. In addition, Metalla held 25,906 oz. Ag of attributable inventory at the end of the quarter, to be realized in the subsequent quarter. Metalla expects Q2 financial statements and MD&A to be released in January 2018.

DIVIDEND

Metalla is pleased to announce that its board of directors has approved and declared a monthly cash dividend payment of CAD$ 0.001 per share on its common shares for the upcoming quarter (subject to any applicable tax withholding obligations). The monthly record and payment date is set out in the table below starting in January 2018, and will be made to shareholders of record as set out below. The Company plans to expand this dividend over the calendar year of 2018, with the goal of paying out 50% of its after tax and G&A operating cash flow. It is the intention of the Company that the dividend amount will be linked to the gold and silver price and operating cash flow the Company’s royalties and streams generate. It will be adjusted quarterly to represent any new cash flowing assets currently under development and to reflect any changes in the gold and silver price.

DIVIDEND SCHEDULE

	Record Date	Payment Date	Payment Amount ($CAD)
January	January 3, 2018	January 15, 2018	$0.001
February	February 1, 2018	February 15, 2018	$0.001
March	March 1, 2018	March 15, 2018	$0.001

In the future, and assuming compliance with all applicable securities laws, the Company plans to offer a Dividend Reinvestment Plan (“DRIP”) once it reaches certain requirements to efficiently provide the DRIP to all of its shareholders globally.

GUIDANCE

Metalla is raising its production guidance for its fiscal year ended May 31, 2018 to 450,000 to 500,000 oz. of Ag from its previously stated 400,000 to 470,000 oz. of Ag. This is primarily due to higher silver production and recoveries at the Endeavor Mine. The operator is also engaged in an active exploration and expansion drilling program with the goal of increasing the life of mine.

Brett Heath, Metalla’s President & CEO commented, “For the second quarter of fiscal 2018, our revenue and cash flow from sales are expected to grow significantly compared to the previous quarter. That growth reflects the Endeavor Mine achieving a full quarter of normalized production.” Mr. Heath continued, “It is with great satisfaction that we have achieved a goal of paying a dividend that we set out to accomplish when we started just over a year ago. This demonstrates to the market Metalla’s strict discipline and proven strategy of acquiring royalty and streaming assets, building real accretive value, and now being able to share that with every owner of the Company. We continue to seek accretive acquisitions to build the company’s value on a per share basis.”

Qualified Person

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in “National Instrument 43-101 Standards of disclosure for mineral projects.

About Metalla

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified portfolio of royalties and streams. Our strong foundation of current and future cash generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information please visit our website at www.metallaroyalty.com

Contact Information

Metalla Royalty & Streaming Ltd.
Brett Heath, President & CEO
Phone: 604-696-0741
Email:info@metallaroyalty.com
Website: www.metallaroyalty.com

Investor Relations

Renmark Financial Communications Inc.
Barry Mire: bmire@renmarkfinancial.com
Tel: (416) 644-2020 or (514) 939-3989

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” and “forward -looking statements” within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information in this press release includes, but is not limited to, statements with respect to future events or future performance of Metalla, future payments of dividends, the adoption of the DRIP, disclosure regarding the precious metal purchase agreements and royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, continued ramp-up at the Endeavor Mine, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; and other risks and uncertainties disclosed under the heading “Risk Factors” in the Management's Discussion and Analysis of the Company dated September 28, 2017 filed with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.